Exhibit 99.B(d)(4)(ii)

NOVATION

OF

SUB-ADVISORY AGREEMENT

This Novation Agreement is entered into this 21st day of July, 2005 by and among ING Life Insurance and Annuity Company (“Investment Adviser”), a Connecticut corporation, investment adviser to ING OpCap Balanced Value Portfolio of ING Partners, Inc., a Maryland corporation (the “Fund”), OpCap Advisors LLC (“OpCap Advisors”), a Delaware limited liability company and Oppenheimer Capital LLC (“Op Cap”), a Delaware limited liability company.

WHEREAS, the Fund has retained Investment Adviser to render management services to the Fund pursuant to an Investment Advisory Agreement dated as of May 1, 2003 (the “Management Agreement”), and in such agreement Investment Adviser undertakes and agrees to appoint one or more sub-advisers to perform the functions stipulated in such agreement;

WHEREAS, Investment Adviser has appointed OpCap Advisors to act as sub-adviser to the Fund pursuant to the terms of an Investment Sub-Advisory Agreement dated November 19, 2001, as amended, by and between Investment Adviser and OpCap Advisors (the “Sub-Advisory Agreement”);

WHEREAS, Investment Adviser, OpCap Advisors and Op Cap are all registered with the SEC as investment advisors under the Investment Advisers Act of 1940 and the rules and regulations thereunder, as amended;

WHEREAS, the Fund, Investment Adviser and OpCap Advisors desire that OpCap Advisors be replaced as the Fund’s sub-adviser by Op Cap in a transaction which does not result in a change of actual control or management in accordance with Rule 2a-6 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Investment Adviser desires to affect a novation of the Sub-Advisory Agreement so that Op Cap is substituted for OpCap Advisors as a party to such agreement and OpCap Advisors is released from its obligations under such agreement, Op Cap desires to accept the novation thereof, and OpCap Advisors desires to consent to such novation.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.             Novation and Acceptance. Subject to the terms and conditions contained herein, Investment Adviser hereby affects a novation of the Sub-Advisory Agreement to substitute Op Cap for OpCap Advisors as party to such agreement (the “Novation”), Op Cap hereby accepts such Novation and agrees to undertake all of OpCap Advisors’ duties and obligations under the Sub-Advisory Agreement. Investment Adviser and Op Cap hereby release OpCap Advisors from all of its duties and obligations under the Sub-Advisory Agreement and OpCap Advisors hereby consents to such Novation.

2.             Term. The Novation shall become effective on the date hereof and shall extend for so long as the terms specified in Section 8 of the Sub-Advisory Agreement are satisfied or until terminated in accordance with Section 12.

3.             No Termination. The parties agree that the Novation shall not constitute an “assignment” of the Sub-Advisory Agreement for purposes of Section 12 of the Sub-Advisory Agreement or the 1940 Act, and that the Sub-Advisory Agreement, as so novated, shall remain in full force and effect after the Novation.

IN WITNESS WHEREOF, the parties hereto have caused this Novation Agreement to be executed by a duly authorized representative as of the day and year first above written.

ING LIFE INSURANCE AND ANNUITY		OPCAP ADVISORS LLC
COMPANY

By: /s/	Laurie M. Tillinghast	By: /s/	Brian S. Schusser
Name:	Laurie M. Tillinghast	Name:	Brian S. Schusser
Title:	Vice President	Title:	Executive Vice President

OPPENHEIMER CAPITAL LLC

By: /s/	Bruce Koepfgen
Name:	Bruce Koepfgen
Title:	Managing Director